GLOBAL AVIATION HOLDINGS INC.
101 World Drive
Peachtree City, GA  30269
Telephone:  (770) 632-8000
Fax:  (770) 632-8048

June 2, 2011


VIA EDGAR AND U.S. MAIL
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Dana Brown

	Re:	Global Aviation Holdings Inc.
		Withdrawal of Registration Statement on Form S-1
		File Number 333-167842
Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the Securities Act), Global Aviation Holdings Inc. (the Registrant) hereby respectfully requests that the Securities and Exchange Commission (the Commission) consent to the withdrawal of the Registrants registration statement on Form S-1 (File Number 333-167842), together with all amendments thereto, which the Registrant initially filed with the Commission on June 28, 2010 (the Registration Statement).

The Registrant is seeking the withdrawal of the Registration Statement because it has determined not to proceed with the proposed public offering of common stock at this time. The Registrant respectfully advises the Commission that no securities have been sold in connection with the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.
The Registrant, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Pursuant to the foregoing, the Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please provide a copy of the Commissions written order as soon as it is available to the attention of the Registrants counsel, Eliot W. Robinson, of Bryan Cave LLP, at the fax number previously provided to you.

Please direct any questions regarding this request to Eliot W. Robinson of Bryan Cave LLP at (404) 572-6785.

Very truly yours,

GLOBAL AVIATION HOLDINGS INC.


By: /s/Brian S. Gillman________________
	Brian S. Gillman
	Senior Vice President and General Counsel

cc:	Eliot W. Robinson, Esq.
	Thomas R. McNeill, Esq.